
Mail Stop 3561

November 27, 2018

Devin N. Wenig
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

    Re: eBay Inc.
          Form 10-Q for the fiscal quarter ended June 30, 2018
          Filed July 19, 2018
          File No. 001-37713

Dear Mr Wenig:

We have reviewed your October 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Form 10-Q for the quarter ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 7

1. We note your response to comment 3 regarding revenue generated from your Marketplace platform. Please quantify for us the amount of revenue you recognized from basic and advanced listing services for each of the three years ended December 31, 2017 and the nine months ended September 30, 2018, and tell us whether such amounts are considered significant to your financial statements, individually or in the aggregate, for

Devin N. Wenig
eBay Inc.
November 27, 2018
Page 2

each period presented. In addition, please revise your disclosure in future filings to clarify that revenue from your basic and advanced listing services is not material, if appropriate.

2. We note your response to comment 4. Please revise your disclosure in future filings to clarify that your most significant revenue share arrangements are with shipping service providers and that you have determined you are acting as an agent in these arrangements. Also clarify when the performance obligations are satisfied and revenue is recognized. Refer to ASC 606-10-50-12.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products